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Alon Hochberg · 2nd

Founder & CEO at Billion Vegans

Israel · 500+ connections · Contact info

Billion Vegans

Highlights

3 mutual connections

You and Alon both know Suzanna Rush, Jonny Price, and 1 other

About

A serial entrepreneur and angel investor. Founder and CEO/CTO of five companies - Modus, Neteos, Prolify, SeeToo and VMedico - two of which were successfully acquired. A founder and managing partner of TLVAV, an AdTech VC. A ... see more

Experience

Founder & CEO
Billion Vegans
2017 – Present · 2 yrs

Founder & Managing Director
TLVcannabis
2014 – Present · 5 yrs

Founder & Managing Director
TLVglobal Holdings
2014 – Present · 5 yrs

Founder & Managing Partner
TLVAV (TLV Advertising Ventures)
2012 – 2013 · 1 yr

Founder & CEO
VMEDICO
2010 – 2012 · 2 yrs

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